

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Via E-mail
David C. Silvious
Chief Financial Officer, Vice President and Treasurer
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, Tennessee 37421

> **Re: Astec Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 6, 2015**
> **File No. 001-11595**

Dear Mr. Silvious,

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Appendix A

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Profit (Loss), page A-8

1. We see that the segment profit related to the Energy group significantly increased due to the increase in revenue and profit margin. However, we do not see where you discussed why profit margin increased significantly compared to the prior year. In future filings please disclose why the profit margin increased.

Item 8. Consolidated Financial Statements

Note 17. Operations by Industry Segment and Geographic Area, page A-49

2. We note the disclosure that the composition of your reportable segments was changed as of January 1, 2014 due to the change in chief operating decision maker, sale of a company subsidiary and other company product lines, and the transfer of responsibility for certain product lines between company subsidiaries. Please describe to us in detail the changes that you made to the structure of your internal organization and how they resulted in the changes in your operating and reportable segments for 2014.

3. We note the groups of your similar products described on pages 5 and 6. Please tell us why you have not provided revenues by product disclosure in the notes to financial statements as required by ASC 280-10-50-40.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Net Sales, page 20

4. In your disclosure here and on page 22, please tell us how you considered the disclosures required by Item 303(a)(3)(iii) of Regulation S-K. For example, in the infrastructure segment you only disclose that sales increased due to significant increases in asphalt plant, mobile asphalt equipment and parts sales.

5. Further, where material, the effects of offsetting developments or events should be disclosed and, where changes are a result of several factors, you should disclose the relative extent of each material factor contributing to the increase or decrease. For example, in the second paragraph you disclose that international sales continue to be negatively impacted by the strengthening of the U.S. dollar compared to currencies in many of the countries in which you operate. In future filings, to the extent material, please quantify the impact of currency changes on your international sales and identify for investors the countries where your sales were most significantly affected by foreign currency fluctuations.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

David C. Silvious
Astec Industries, Inc.
July 8, 2015
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant